Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on May 11, 2022.  We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 3, 2022, or our Annual Report.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended March 31, 2022 into U.S. dollars at a rate of £1.00 to $1.3152. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references to “Immunocore,” the “Company,” “we,” “our,” “us” or similar terms refer to Immunocore Holdings plc.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Overview

We are a commercial stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, we received approval from the U.S. Food and Drug Administration, or FDA, and European Commission, or EC, respectively, for our lead product candidate, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma. We are currently selling the product in the United States and the European Union. We commenced selling KIMMTRAK in Germany in May. We plan to sell KIMMTRAK in additional territories later in 2022, subject to further regulatory approval.

KIMMTRAK is the lead product from our ImmTAX platform and is the first new therapy in uveal melanoma in four decades. To date, we have dosed over 800 cancer patients with KIMMTRAK and our ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, head and neck and ovarian, among others. Our following ImmTax product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

Our ImmTAC Platform (Oncology)

•
KIMMTRAK (tebentafusp-tebn), our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, is our first approved product. The FDA and the EC have approved KIMMTRAK (tebentafusp) for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma, or mUM. KIMMTRAK demonstrated monotherapy activity and achieved the primary endpoint of superior overall survival in a randomized Phase 3 clinical trial in patients with previously untreated mUM against the investigator’s choice of treatment. The OS Hazard Ratio (HR) in the intent-to-treat population favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine).

•
Tebentafusp regulatory submissions have been submitted in additional regulatory agencies outside of the United States and European Union requesting marketing authorization of tebentafusp for the treatment of mUM. The United Kingdom’s Medicines and Healthcare Regulatory Agency, or MHRA, Health Canada, and the Australian Government of Health have each accepted the submission of an MAA. There are currently over 130 patients in the UK and EU enrolled in the early access program.

•
Tebentafusp is also being developed for the treatment of metastatic cutaneous melanoma, or mCM. In 2021, we presented data from Phase 1b trial in mCM at the Society for Immunotherapy of Cancer, or SITC, at the 36th Annual Meeting. Preliminary evidence of KIMMTRAK (tebentafusp-tebn) clinical activity in mCM patients who had prior anti-PD(L)1 therapy, currently an unmet medical need, included 1-year overall survival, or OS, rate of 76%. We anticipate initiating a mCM randomized clinical trial with and without an anti-PD(L)1 therapy in the fourth quarter of 2022.

•
IMC-C103C, our ImmTAC molecule targeting an HLA-A*02:01 MAGE-A4 antigen, is currently being evaluated in a first-in-human, Phase 1/2 dose escalation clinical trial in patients with solid tumor cancers including non-small-cell lung cancer, or NSCLC, gastric, head and neck, ovarian and synovial sarcoma. In December 2021, we reported initial Phase 1 data from the trial at the European Society of Medical Oncology Immuno-Oncology Congress. IMC-C103C demonstrated a manageable safety profile and clinical activity with confirmed durable responses in ovarian cancer and a confirmed durable response in head and neck squamous cell carcinoma. We initiated an expansion arm in high-grade serous ovarian carcinoma at 140 micrograms/week. We anticipate reporting additional data from the Phase 1 trial in the fourth quarter of 2022.

•
IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02:01 PRAME antigen is currently being evaluated in a first-in-human, Phase 1/2 dose escalation clinical trial in patients with multiple solid tumor cancers including NSCLC, SCLC, endometrial, ovarian, cutaneous melanoma, and breast cancers. As of December 31, 2021, we have enrolled 39 patients in the Phase 1 study. Early pharmacodynamic data indicate that IMC-F106C monotherapy is demonstrating biological activity at the doses currently under evaluation. We anticipate reporting Phase 1 initial data from the trial in the third quarter of 2022.

Our ImmTAV Platform (Infectious Diseases)

•
IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is our most advanced ImmTAV program and is currently being evaluated in a Phase 1/2 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV. We initiated dosing in our Phase 1 single ascending dose, or SAD, trial in the second quarter of 2021.

•
IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, is currently in pre-clinical development. Our goal is to develop a functional cure for HIV. Our clinical trial application in the United Kingdom was accepted in December 2021, and we anticipate dosing the first patient in this trial during the second quarter of 2022. We plan to then expand the trial to Europe later in 2022.

Significant Events in the Three Months Ended March 31, 2022

On January 26, 2022, we announced that the FDA approved KIMMTRAK (tebentafusp-tebn) for the treatment of patients with unresectable or mUM. KIMMTRAK is the first TCR therapeutic to receive regulatory approval from the FDA, the first bispecific T cell engager to receive regulatory approval from the FDA to treat a solid tumor, and the first and only therapy for the treatment of unresectable or mUM to be approved by the FDA.

In February 2022, we announced that the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or the EMA, has adopted a positive opinion recommending the approval of KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. The CHMP positive opinion is one of the final steps before marketing authorisation is granted by the EC, which has the authority to approve medicines for use throughout the European Union.

In March 2022, we and Eli Lilly and Company, or Lilly, mutually agreed to terminate our collaboration in the development, manufacture and commercialization of soluble TCR bispecific therapeutic compounds, which is referred to, as subsequently amended, as the Lilly Collaboration. In November 2021, we presented pre-clinical data from the Lilly Collaboration at the SITC 36th Annual Meeting, where we demonstrated that our ImmTAC platform can be engineered to differentiate a single amino acid as well as our ability to develop a novel molecular mechanism for soluble TCR selectivity for single amino acid difference of a neoantigen versus the wild type peptide.

In March 2022, Immunocore successfully transitioned all patients on the early access program, or EAP, onto commercial supply. KIMMTRAK was commercially available less than four weeks after FDA approval. For the three months ended, March 31, 2022, the company received net KIMMTRAK and pre-product revenues of £10.5 million (or $13.8 million).

Recent Developments since March 31, 2022

On April 1, 2022, the EC approved KIMMTRAK (tebentafusp) for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. With EC approval, KIMMTRAK has received marketing authorisation in all E.U. member states, and following completion of related national procedures, will also be eligible for sale in Iceland, Liechtenstein, and Norway. We plan to pursue regulatory approval for the marketing authorization of KIMMTRAK in all 27 member states of the European Union. There are currently over 130 patients on EAP in the EU and UK.

On April 28, 2022, we completed a reduction of the Immunocore Holdings Plc’s share capital, as contemplated in the registration statement for the Company’s initial public offering, whereby (i) the whole of the amount standing to the credit of the Company’s share premium account was cancelled and (ii) 23,702,856,974 ordinary shares and 457,338,326 non-voting ordinary shares (which were issued by way of a bonus issue on April 25, 2022 for the purpose of capitalising the Company’s merger reserve) were cancelled. The distributable reserves created by the reduction of capital amount to approximately £261 million.

In April 2022, KIMMTRAK was added as a recommended Category 1 treatment in the latest National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology for metastatic Uveal Melanoma. NCCN publishes evidence based guidelines that are followed by many healthcare professionals in the US and globally.

In May 2022, the Company began the commercial launch of KIMMTRAK in Germany. The Company has begun transitioning patients from the EAP onto commercial supply and enabling the identification of new patients.

Operating Results

Basic and diluted loss per share was £0.37 or $0.48 for the three months ended March 31, 2022 compared to £0.76 for the three months ended March 31, 2021. Total operating loss for the three months ended March 31, 2022 was £16.5 million or $21.6 million compared to £31.9 million for the same period last year.

Total revenue for the three months ended March 31, 2022 was £22.5 million or $29.6 million, as compared to £8.3 million for the three months ended March 31, 2021. For the three months ended March 31, 2022, our research and development expenses were £18.6 million or $24.4 million, respectively, as compared to £19.9 million for the three months ended March 31, 2021. For the three months ended March 31, 2022, our administrative expenses were £20.1 million or $26.4 million, respectively, compared to £20.2 million for the three months ended March 31, 2021.

Cash and cash equivalents were £205.9 million or $270.7 million as of March 31, 2022 compared to £237.9 million as of December 31, 2021.

Components of Results of Operations

Product Revenue, Net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. We recognize product revenue at the point in time that control transfers to a customer, which to date has been on delivery. The amount of revenue recognized reflects the consideration to which we expect to be entitled to, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. These estimates consider contractual and statutory requirements, the expected payer and patient mix, sell-through data, our customers' inventory levels, anticipated demand and the volume of customer purchase orders, internal data, and information provided by our third-party logistics provider.

Pre-Product Revenue, Net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program. This program provides patients with access to tebentafusp prior to KIMMTRAK becoming available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Group that are expected to be retained after estimated deductions for product returns and government rebates, which are dependent on the outcome of French legislative processes and price negotiations.

Collaboration Revenue

Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses. To the extent that existing or potential future collaborations generate revenue, such revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our accounting policy.

Following the termination of our collaboration agreements with GSK and Eli Lilly in the three months ended March 31, 2022, the Group's only remaining collaboration revenue is with Genentech.

Operating Expenses

Cost of Product Revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Overheads and internal costs of product revenue are minimal under our manufacturing arrangements. Due to the low costs involved in manufacturing KIMMTRAK, cost of product revenue is not material, and we do not expect such costs to be material for the foreseeable future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries and share-based compensation expense, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses, costs associated with maintaining laboratory equipment, and pre-launch inventory provision costs. All research and development expenses are expensed as incurred due to scientific uncertainty. Those research and development expenses incurred with external organizations to undertake research and development activities on our behalf typically relate to clinical programs and are assigned to the individual programs; however, for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses typically relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to remain significant in the future as we advance existing and future product candidates into and through clinical studies and pursue further regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, our collaboration partners may abandon projects that might previously have been believed to be promising;
•	we, our collaboration partners, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;
•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity
•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for selling, corporate and other administrative and operational functions including finance, legal, human resources, pre-commercial expenses, information technology, as well as facility-related costs

Following our recent commercialization of KIMMTRAK and our substantial increase in planned research and development expenses, as explained above, we also expect that our selling and administrative expenses will increase. We expect that we will incur increased selling, distribution, commercial, accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company. We anticipate that the additional costs for these services will substantially increase our selling and administrative expenses. Additionally, if we receive further regulatory approvals of product candidates, we anticipate an increase in payroll and expenses as a result of additional preparations for commercial operations.

Net Other Operating Income / (Expense)

Net other operating income / (expense) consists primarily of profit on derecognition of leases, the profit or loss arising on the disposal of property, plant and equipment and sublease income.

Finance Income

Finance income arises primarily from interest income on cash and cash equivalents and short-term deposits.

Finance Costs

Finance costs consist of interest expenses related to financial liabilities and lease liabilities.

Income Tax Credit

Our income tax balance largely comprises research and development tax credits. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development.

We are subject to corporate taxation in the United Kingdom. Our wholly owned U.S. subsidiaries, Immunocore LLC and Immunocore Commercial LLC, are subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme if our U.K. subsidiary no longer qualified as a small or medium-sized company. However, we may be able to file under a large company scheme if this occurred, and transitional provisions may also apply.

Un-surrendered tax losses are carried forward to be offset against future taxable profits. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized in respect of the unused tax credits for the subsidiary in the United States.

As we begin to generate significant product revenue, we may benefit in the future from the U.K. “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Results of Operations

Comparison of the Three Months Ended March 31, 2022 and 2021

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Three Months Ended March 31,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue, net		10,103		7,682		—
Pre-product revenue, net		3,721		2,829		—
Collaboration revenue		15,734		11,963		8,270
Total revenue		29,558		22,474		8,270

Cost of product revenue		(326)		(248)		—
Research and development expenses		(24,438)		(18,581)		(19,885)
Selling and administrative expenses		(26,443)		(20,106)		(20,184)
Net other operating income / (expense)		1		1		(82)
Operating loss		(21,648)		(16,460)		(31,881)
Finance income		13		10		22
Finance costs		(1,753)		(1,333)		(1,860)
Non-operating expense		(1,740)		(1,323)		(1,838)
Loss before taxes		(23,388)		(17,783)		(33,719)
Income tax credit		2,177		1,655		4,681
Loss for the period		(21,211)		(16,128)		(29,038)

The results for the three months ended March 31, 2022 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue

	Three Months Ended March 31,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue, net		10,103		7,682		—
Pre-product revenue, net		3,721		2,829		—
Total revenue from sale of therapies		13,824		10,511		—

Collaboration revenue
GSK		—		—		3,370
Eli Lilly		9,681		7,361		—
Genentech		6,053		4,602		4,900
Total collaboration revenue		15,734		11,963		8,270
Total revenue		29,558		22,474		8,270

For the three months ended March 31, 2022, we generated product revenue, net, of £7.7 million due to the sale of KIMMTRAK in the United States following FDA marketing approval in January 2022 and the transition of patients from the early access program in the United States to commercial programs. In addition, we recognized pre-product revenue, net, of £2.8 million under a compassionate use and early access program in France in the three months ended March 31, 2022.

Revenue from collaboration agreements increased by £3.7 million to £12.0 million compared to £8.3 million for the three months ended March 31, 2021.  This is due primarily to the recognition of remaining revenue under the Lilly Collaboration following termination of the agreement in the three months ended March 31, 2022. This increase was offset by a decrease in revenue under the GSK collaboration. The GSK collaboration termination was finalized in the three months ended March 31, 2022, although the final revenue under the agreement was recognized in 2021 following our joint election with GSK not to progress with the final program.

Research and Development Expenses

	Three Months Ended March 31,
	2022				2021
	$	’000	£	’000	£	’000
External research and development expenses:
Tebentafusp		6,071		4,616		8,069
IMC-F106C (PRAME)		2,609		1,984		1,245
IMC-C103C (MAGE-A4)		1,986		1,510		1,074
IMC-I109V(HBV)		613		466		734
Other programs		1,331		1,012		2,190
Research expenses		146		111		72
Total external research and development expenses		12,756		9,699		13,384
Internal research and development expenses:
Headcount related expenses		8,584		6,527		5,238
Laboratory consumables		1,597		1,214		888
Laboratory equipment expenses		1,395		1,061		374
Other		105		80		1
Total internal research and development expenses		11,681		8,882		6,501
Total research and development expenses		24,437		18,581		19,885

For the three months ended March 31, 2022, our research and development expenses were £18.6 million, compared to £19.9 million for the three months ended March 31, 2021. This decrease of £1.3 million was due to a decrease in external research and development expenses of £3.7 million, which was partially offset by an increase in internal research and development expenses of £2.4 million.

For the three months ended March 31, 2022, our external research and development expenses reduced by £3.7 million.  The is largely attributable to a decrease of £3.5 million in expenses incurred for our tebentafusp program due to a reduction in clinical activity following regulatory approval of KIMMTRAK in the United States. Costs associated with our IMC-F106C and IMC-C103C programs increased by £0.7 million and £0.4 million, respectively, as we seek to advance these product candidates through clinical trials, whereas costs associated with our other programs decreased by £1.1 million.

For the three months ended March 31, 2022, our internal research and development expenses increased by £2.4 million. This is largely attributable to an increase in headcount related expenses of £1.3 million and associated laboratory costs of £1.0 million.

Selling and Administrative Expenses

	Three Months Ended March 31,
	March 31, 2022				March 31, 2021
	$	’000	£	’000	£	’000

Share-based payment charge		8,521		6,479		7,940
Other employee related expenses		5,387		4,096		3,270
Selling and commercial costs		8,712		6,624		1,187
Legal and professional fees		2,288		1,740		2,933
Depreciation		1,411		1,073		1,808
Other expenses		3,255		2,475		2,217
Foreign exchange (gains) / losses		(3,131)		(2,381)		829
Total selling and administrative expenses		26,443		20,106		20,184

For the three months ended March 31, 2022, our selling and administrative expenses were £20.1 million, compared to £20.2 million for the three months ended March 31, 2021, a decrease of £0.1 million.

Selling and other commercial costs increased by £5.4 million in the three months ended March 31, 2022, primarily as a result of costs incurred in commercializing and distributing KIMMTRAK following marketing approval. These increases were largely offset by favorable foreign exchange gains of £2.4 million, a decrease in the share-based payment charge of £1.5 million, and a decrease in legal and professional fees of £1.2 million in the three months ended March 31, 2022.

We expect our selling and administrative expenses to increase as we continue to grow and as KIMMTRAK is launched in further countries.

Income Tax Credit

For the three months ended March 31, 2022, the income tax credit amounted to £1.7 million compared to £4.7 million for the three months ended March 31, 2021. This decrease of £3.0 million relates to a reduction in the proportion of operating costs in the period that are eligible for the UK R&D tax credit regime.

Liquidity and Capital Resources

Sources of Liquidity

While we have recorded net product revenue for the sale of KIMMTRAK in the United States and net pre-product revenue for the sale of tebentafusp under a compassionate use and an early access program in France, we have incurred and continue to incur operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance further product candidates through preclinical and clinical development, seek further regulatory approval and pursue commercialization of existing and additional approved product candidates. We expect that our research and development and selling and administrative costs will increase in connection with our expanding operations. As a result, we will need additional capital to fund our operations until such time as we can generate higher levels of revenue from product sales.

We have funded our operations to date primarily with proceeds from sales of equity securities, including through our initial public offering, or IPO, that we completed in February 2021, as well as debt financing and collaboration agreements. As of March 31, 2022, and December 31, 2021, we had cash and cash equivalents of £205.9 million and £237.9 million, respectively

Other than our debt facility with Oxford Finance Luxembourg S.A.R.L., or Oxford Finance, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments. We have not entered into any material new financing arrangements or other commitments in the three months ended March 31, 2022.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Three Months Ended March 31,
	2022		2022		2021
	$	’000	£	’000	£	’000

Cash and cash equivalents at beginning of year		312,868		237,886		129,716
Net cash flows used in operating activities		(40,552)		(30,833)		(25,979)
Net cash flows (used in) / from investing activities		(175)		(133)		25
Net cash flows (used in) / from financing activities		(1,752)		(1,332)		209,373
Net foreign exchange difference on cash held		349		265		(52)
Cash and cash equivalents at end of period		270,738		205,853		313,083

Operating Activities

Net cash used in operating activities increased to £30.8 million for the three months ended March 31, 2022 from £26.0 million for the three months ended March 31, 2021.

The overall increase of £4.8 million in cash used in operating activities was primarily due to higher payments for commercial costs and employee compensation in the period ended March 31, 2022 compared to the period ended March 31, 2021.

While we recorded net product and net pre-product revenue totalling £10.5 million in the three months ended March 31, 2022, which reduced the loss for the period, the effect of this on cash used in operating activities was offset by an increase in trade receivables of £10.7 million. The majority of this revenue generated in the three months ended March 31, 2022 is expected to be received in the three months ended June 30, 2022 in line with the payment terms with specialty distributors in the United States and under our compassionate use and early access program arrangements in France.

Collaboration revenue of £12.0 million in the three months ended March 31, 2022 primarily represented revenue in connection with upfront payments received in prior years, which resulted in a corresponding reduction in deferred income and no significant overall impact on cash used in operating activities.

Financing Activities

Net cash used in financing activities during the three months ended March 31, 2022 was £1.3 million, mainly representing payments in connection with our lease liabilities and the debt facility with Oxford Finance. While net cash generated from financing activities of £209.4 million in the three months ended March 31, 2021, also included these payments, it largely reflected the net proceeds we received of £211.0 million in connection with our IPO, which closed in February 2021.

Operation and Funding Requirements

Since our inception, we have incurred significant losses due to our substantial research and development expenses, and our ongoing administrative expenses. We have an accumulated deficit of £497.5 million as of March 31, 2022. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue research and development and clinical activities for our product candidates. In addition, we expect to continue to incur additional costs associated with operating as both a public company and a commercial-stage company. Our expenses will also increase if, and as, we:

•	execute our sales and marketing strategy of KIMMTRAK in the United States, Europe and elsewhere;
•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;
•	continue to advance our clinical trials and the development of our pre-clinical programs;
•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;
•	change or add additional suppliers;
•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;
•	seek to attract and retain skilled personnel;
•	seek marketing approvals and reimbursement for our product candidates;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•	experience any delays, interruptions or encounter issues with any of the above, including any delays or other impacts as a result of the COVID-19 pandemic.

We held cash and cash equivalents of £205.9 million and net current assets of £190.3 million as at March 31, 2022, with an operating loss for the three months ended March 31, 2022 of £16.5 million and net cash used in operating activities of £30.8 million.   The negative operational cash flow was largely due to the continuing focus on the research, development, and clinical activities to advance the programs within our pipeline. While we generated a negative operational cash flow overall, product and pre-product revenue totalling £10.5 million was recorded during the three months ended March 31, 2022.

In assessing the going concern assumptions, we have undertaken an assessment of the current business and strategy forecasts covering a two-year period, which includes our anticipated commercial revenue for KIMMTRAK following FDA and EC approval. In assessing the downside risks, we have also considered scenarios incorporating a range of revenue from KIMMTRAK. As part of considering the downside risks, we have also considered the impact of the ongoing COVID-19 pandemic and have concluded that the pandemic may have a future impact on our business and implementation of our strategy and plans, but we anticipate that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, we are not aware of any specific event or circumstance that would require us to update estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to our financial statements.

Given the current cash position and the assessment performed, we are confident that we will have sufficient funds to continue to meet liabilities as they fall due until at least the third quarter of 2024 and therefore, we have prepared the financial statements on a going concern basis. This scenario is based on our lower range of anticipated revenue levels. As we continue to incur significant expenses in the pursuit of our business strategy, including further commercialization and marketing plans for KIMMTRAK, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to operational cash inflows. Until we can generate revenue from product sales sufficient to fund our ongoing operations and further develop our pipeline, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021, respectively, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34. The preparation of the unaudited condensed consolidated interim financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they become known and are applied prospectively.

Those judgements and estimates made, together with our significant accounting policies, are set out in the consolidated financial statements of the Group for the year ended December 31, 2021. Updates to these estimates and policies are set out in Note 2 to the condensed consolidated financial statements included in Exhibit 99.1 to this Report.

Recently Issued and Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to materially impact our financial position and results of operations.

COVID-19 Business Update

To date, we have experienced limited material impact from the COVID-19 pandemic. Namely, the impact from the COVID-19 pandemic has resulted in a short-term delay of approximately six months in progressing our early-stage pipeline program for our Phase 1 clinical trial in HBV. Our current and planned clinical trials may also be in the future affected by the COVID-19 pandemic, including (i) delays or difficulties in enrolling and retaining patients in our clinical trials, including patients that may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services; (ii) delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff; (iii) diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials and, because as healthcare providers, may also have a heightened exposure to COVID-19 and adversely impact our clinical trial operations; (iv) interruption of our future clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and (v) limitations in employee resources that would otherwise be focused on the conduct of our planned clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

We will continue to closely monitor, assess and mitigate the effects of the COVID-19 pandemic on our business.